KW 318

13013874

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIGNATOR INVESTORS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

197 CLARENDON STREET
(No. and Street)

BOSTON, MA 02116
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANK RISPOLI (617) 572-6715
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET, BOSTON, MA 02116
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/9/13

OATH OR AFFIRMATION

I, FRANK J. RISPOLI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SIGNATOR INVESTORS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL & OPERATIONS PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Signator Investors, Inc.
Year Ended December 31, 2012
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT AS OF

DECEMBER 31, 2012
(Date)

SIGNATOR INVESTORS, INC.
(Name of respondent)

197 Clarendon Street, Boston, Massachusetts 02116
(Address of principal executive office)

Christopher Maryanopolis
President & Chief Operating Officer
Signator Investors, Inc.
197 Clarendon Street, 8th Floor
Boston, Massachusetts 02116

(Name and address of person authorized to receive notices and communication from the Securities and Exchange Commission)

Signator Investors, Inc.

Financial Statements and Supplementary Information

Year Ended December 31, 2012

Contents

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072
Tel: + 1 617 266 2000
Fax: + 1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Signator Investors, Inc.

We have audited the accompanying financial statements of Signator Investors, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2012, and the related statements of comprehensive income, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Ernst & Young

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Signator Investors, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2013

Signator Investors, Inc.

Statement of Financial Condition

December 31, 2012

(In thousands except share amounts)

Assets		
Cash and cash equivalents	$	16,797
Commissions, 12b-1, and advisory fees receivable		7,265
Receivable from clearing firm		50
Accounts receivable		669
Due from affiliated companies		412
Investments		288
Prepaid expenses and other current assets		243
Deferred income taxes, net		88
Total assets		25,812
Liabilities and shareholder's equity		
Accounts payable and accrued expenses	$	618
Legal contingency		344
Commissions payable		8,933
Accrued compensation		2,825
Due to affiliated companies		2,445
Total liabilities		15,165
Shareholder's equity:		
Common stock, par value $1.00 per share; authorized, issued, and outstanding 1,000 shares		1
Additional paid-in capital		8,140
Retained earnings		2,496
Accumulated other comprehensive income		10
Total shareholder's equity		10,647
Total liabilities and shareholder's equity	$	25,812

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Comprehensive Income

Year Ended December 31, 2012
(In thousands)

Revenues		
Selling commissions	$	101,879
Rule 12b-1 service fees		27,151
Investment advisory service fees		32,166
Administration fees		2,192
Marketing reimbursement fees		2,842
Other		740
Total revenues		166,970
Expenses		
Selling commissions paid to representatives		90,135
Rule 12b-1 service fees paid to representatives		21,759
Investment advisory service fees paid representatives		29,661
Legal expenses		1,349
Other selling, general, and administrative expenses		21,755
Total expenses		164,659
Net income before income tax expense		2,311
Income tax expense		(848)
Net income	$	1,463
Other Comprehensive Income		
Unrealized gains on available-for-sale securities		17
Tax on unrealized gains on available-for-sale securities		(7)
Other comprehensive income		10
Comprehensive income	$	1,473

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2012
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance at January 1, 2012	$ 1	$ 8,120	$ 1,033	$ –	$ 9,154
Net income			1,463		1,463
Share-based payments		20			20
Net unrealized investment gains				10	10
Balance at December 31, 2012	$ 1	$ 8,140	$ 2,496	$ 10	$ 10,647

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Statement of Cash Flows

Year Ended December 31, 2012
(In thousands)

Cash flows from operating activities		
Net income	$	1,463
Adjustments to reconcile net income to cash provided by operating activities:		
Deferred income taxes		(94)
Change in operating assets and liabilities:		
Commissions, 12b-1, and advisory fees receivable		(1,308)
Accounts receivable		522
Increase in accrued investment income		(14)
Due to/from affiliated companies		232
Prepaid expenses and other current assets		64
Accounts payable and accrued expenses		468
Commissions payable		2,019
Accrued compensation		1,533
Net cash provided by operating activities		4,885
Cash flows from financing activities		
Share-based payments from parent company		20
Net cash provided by financing activities		20
Net increase in cash and cash equivalents		4,905
Cash and cash equivalents at beginning of year		11,892
Cash and cash equivalents at end of year	$	16,797
Supplemental cash flows disclosures		
Income tax payments paid to parent company	$	(914)

See accompanying notes which are an integral part of these financial statements.

Signator Investors, Inc.

Notes to Financial Statements

Year Ended December 31, 2012

1. Organization and Description of Business

Signator Investors, Inc. (the "Company") is dually registered as a Financial Industry Regulatory Authority (FINRA) member broker-dealer under the Securities Exchange Act of 1934 and Securities and Exchange Commission (SEC) registered investment adviser under the Investment Advisers Act of 1940. The Company was incorporated in the state of Delaware on May 7, 1968 and is a wholly-owned subsidiary of John Hancock Financial Network, Inc., ("JHFN"), a Massachusetts domiciled corporation. JHFN, in turn, is an indirect wholly-owned subsidiary of John Hancock Life Insurance Company (U.S.A), ("JHUSA"), a Michigan domiciled insurance corporation. Lastly, JHUSA is an indirect, wholly-owned subsidiary of Manulife Financial Corporation ("Manulife"), a publicly traded Canadian corporation, whose shares trade in the New York Stock Exchange under the ticker symbol "MFC".

The Company is a member of the Securities Investor Protection Corporation (SIPC) through which customer accounts are protected in the event of the firm's insolvency up to $500,000; including a maximum of $250,000 for free cash balances. The Company does not open customer accounts or effect customer transactions and does not accept any customer funds or securities for deposit into any of the Company's accounts. The Company is a member of SIPC as a requirement of its membership in the Municipal Securities Rulemaking Board.

The Company is the retail broker-dealer for JHFN's distribution network of independent firms. The Company offers a full range of variable insurance products, mutual funds, fee-based investment advisory services, and general securities through its registered representatives. In its capacity as an investment adviser, the Company offers financial planning services, managed accounts through programs it sponsors and through third party managed account providers, as well as fiduciary investment advisory services to 401(k) plan sponsors.

2. Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses, and disclosures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements and during the reporting period. Accordingly, upon settlement, actual results may differ from those estimated amounts.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of the financial instruments in the accompanying statement of financial condition approximate fair value.

Cash and Cash Equivalents

The Company considers all highly liquid debt investments with an initial maturity of less than three months and investments in money market registered investment companies to be cash equivalents. Investments included in cash and cash equivalents are recorded at net asset value. At times, cash and cash equivalents may exceed the insurance limits of the Federal Deposit Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

Investments

As of December 31, 2012, the Company owned $288,487 in proprietary investments, which are held at the Company's clearing firm, National Financial Services LLC.

Of the $288,487, $82,310 consists of registered products, which are carried at fair market value.

In September 2011, the Company invested $180,000 in its new managed account platform, John Hancock Portfolio Solutions. The Company invested $10,000 in each of the eighteen portfolio options. The purpose of the investment was to track the performance of these portfolio offerings. These investments, primarily consisting of registered products are being carried at fair market value. As of December 31, 2012 the fair market value of these registered products, including $16,925 in unrealized gains/losses, was $206,177.

Office Equipment

Furniture and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which range from three to seven years. Costs associated with the development of new computer software systems or significant enhancements to existing systems are capitalized and amortized over three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the term of the lease. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures for

2. Summary of Significant Accounting Policies (continued)

renewals and improvements that significantly add to productive capacity or extend the useful life of an asset are capitalized. Upon retirement or sale, the asset cost and related accumulated depreciation are removed from the accounts, and any gain or loss is credited to or charged against income. There was no depreciation expense in the current year and all equipment has been fully depreciated prior to 2012.

Income Taxes

The operations of the Company are included with those of John Hancock Financial Corporation (JHFC) in the filing of a consolidated federal income tax return. The Company has computed its income tax provision on a separate entity basis using the liability method in accordance with FASB Accounting Standard Codification 740-10, *Accounting for Income Taxes* ("ASC 740").

Revenue Recognition

Selling commissions are recorded on trade date. Fees earned pursuant to Rule 12b-1 distribution plans are recorded in the period in which the service is rendered. Investment advisory service fees received in advance are deferred and amortized as earned over the term of the advisory period. Investment advisory service fees received in arrears are recorded as earned over the term of the advisory period. Dividend income is recognized on the ex-dividend date, and interest income is recognized on an accrual basis.

Fair Value Measurements

FASB Accounting Standard Codification 820, *Fair Value Measurements* ("ASC 820-10") established a three-tier hierarchy for measuring fair value and requires additional disclosure about the classification of fair value measurements.

Various inputs are used in determining the value of the Company's investments. These inputs are summarized in three broad levels. Level 1 includes quoted prices in active markets for identical securities. Level 2 includes other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds and credit risk). Level 3 includes significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments). The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

2. Summary of Significant Accounting Policies (continued)

The following is a summary of the inputs used as of December 31, 2012 in valuing the Company's investments, the majority of which are included in cash and cash equivalents.

Valuation Inputs	Cash Equivalents	Investment in Securities	Total
		(In thousands)	
Level 1	$ 16,027	$ 288	$ 16,315
Total	$ 16,027	$ 288	$ 16,315

3. Related-Party Matters

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses by JHUSA and Manulife and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

Selling Agreement

As a retail broker-dealer, the Company has a Selling Agreement (the "Selling Agreement") with John Hancock Funds, LLC (Funds, LLC), an affiliate and the underwriter and/or distributor for registered investment companies (the "Funds") managed by John Hancock Advisers, LLC ("Advisers"), an indirect wholly owned subsidiary of John Hancock. Under the Selling Agreement, the Company serves as a broker-dealer for the Funds, LLC and provides a retail dealer network using agents of Signator Insurance Agency ("SIA") to sell shares of the Funds. The Company received a marketing reimbursement fee from Funds, LLC which totaled $456,000 for the year ended December 31, 2012. Of this total, $341,000 is included in marketing reimbursement fees, and $115,000 as a contra expense in other selling, general, and administrative expenses on the statement of comprehensive income.

Pursuant to the Selling Agreement, the Company receives selling commissions and Rule 12b-1 service fees for distributing certain Funds. The Company received selling commissions from Funds, LLC that totaled approximately $3,776,000 for the year ended December 31, 2012. Additionally, the Company received Rule 12b-1 service fees from Funds, LLC that totaled approximately $3,895,000 for the year ended December 31, 2012. These amounts are included in selling commissions, and rule 12b-1 services fees, respectively, on the statement of comprehensive income.

3. Related-Party Matters (continued)

The Distribution Agreement

The Company distributes annuity products issued by JHUSA, and John Hancock New York ("JHNY"). The Company does not hold funds or securities or owe money or securities to customers related to these annuity products. As part of the distribution agreement, the Company retains 10% of the annuity revenue associated with JHUSA and JHNY. For the year ended December 31, 2012 the Company included $19,101,000 in such selling commissions, and incurred $17,191,000 in related selling commission expenses.

John Hancock Life Insurance Company (U.S.A)

The Company entered into an Administrative Service Agreement (the "Agreement") in September 2010 with JHUSA which is reviewed annually. The Agreement allows the Company to utilize the personnel, services, and facilities of JHUSA. The charge to the Company for such services and facilities includes all direct and directly allocable expenses, as reasonably and equitably determined to be attributable to the Company by JHUSA, plus a reasonable charge for direct overhead. The amount of such charge for overhead is agreed upon by the parties from time to time. For the year ended December 31, 2012, the cost associated with the Agreement totaled $7,886,000 and is included in other selling, general, and administrative expenses on the statement of comprehensive income.

Due From/To Affiliated Companies

Due from affiliated companies reported on the statement of financial condition includes $377,000 for commissions and Rule 12b-1 service fee revenue due from Funds, LLC, and $41,000 in other commission amounts related to group annuities and college savings plans due from JHUSA.

Due to affiliated companies reported on the statement of financial condition includes $2,289,000 payable to JHUSA for reimbursement associated with the utilization of personnel, services, and facilities, as well as $147,000 payable to JHUSA for reimbursement of restricted share unit compensation paid to certain officers and representatives of the Company. It also includes a $9,000 net payable to Funds, LLC for reimbursement of wholesaler training and compensation costs.

3. Related-Party Matters (continued)

Other Related-Party Matters

As mentioned, the Company leases office space from JHUSA as a tenant-at-will based on the percentage of floor space occupied by the Company. Rent expense amounted to $268,000 for the year ended December 31, 2012 and is included in other selling, general, and administrative expenses on the statement of comprehensive income.

As more fully described in Note 6, the Company participates in a defined benefit pension plan, a non-qualified pension plan and a defined benefit post-retirement plan sponsored by The Manufacturers Investment Corporation ("MIC"), an affiliated company of Manulife. The Company also participates in a defined contribution plan and a deferred compensation plan sponsored by MIC.

Certain directors and officers of the Company are officers, directors, and/or trustees of Advisers, Funds, LLC, MFC Global Investment Management (U.S.) LLC, subsidiaries, JHUSA, The Berkeley Group, the Funds, and/or officers of John Hancock and Manulife. Advisers and MFC Global Investment Management (U.S.) LLC are subsidiaries of The Berkeley Group, and all are indirect wholly owned subsidiaries of JHUSA.

4. Income Taxes

The reconciliation of the income tax expense attributable to operations was computed at the U.S. Federal statutory tax rates to the income tax expense recorded on the statement of comprehensive income is as follows:

	2012 (In thousands)
Tax at U.S. statutory rates	$ 810
State income taxes, net of Federal tax benefit	28
Nondeductible expenses, including meals and entertainment	10
	$ 848

4. Income Taxes (continued)

Significant components of income tax expense (benefit) are as follows:

		2012
		(In thousands)
Current:		
Federal	$	894
State		48
Total current		942
Deferred:		
Federal		(89)
State		(5)
Total deferred		(94)
Total current and deferred	$	848

The Company paid JHUSA approximately $855,000 in Federal taxes and MIC approximately $59,000 in State taxes in 2012.

Significant components of the Company's recognized gross deferred tax assets and liabilities as of December 31, 2012 are as follows:

		2012
		(In thousands)
Deferred tax asset:		
Legal contingency	$	94
Book over tax depreciation		1
Total deferred tax asset		95
Deferred tax liability:		
Unrealized gains on available-for-sale securities		7
Total deferred tax liability		7
Net deferred tax asset	$	88

As a result of the implementation of FASB ASC 740-10-50, *Accounting for Uncertainty in Income Taxes*, the Company did not recognize any increase or decrease in its liability for unrecognized tax benefits.

4. Income Taxes (continued)

The Company's common parent, JHFC (formerly known as John Hancock Holdings Delaware LLC "JHHLLC"), merged into Manulife Holdings Delaware LLC ("MHDLLC") resulting in a new combined group for 2010. The returns for the new combined group have not yet been examined.

With respect to the legacy JHHLLC group, the IRS has completed its examinations of tax years 1997 through 2006. The IRS has issued statutory notices of deficiency relating to issues in years 1997-2001. The Company filed a petition in U.S. Tax Court to contest this in March 2010. These years will remain open until the Tax Court case is resolved. For tax years 2002-2004, all issues have been settled with the exception for those issues that were the subject of the prior years Tax Court case. These years will also remain open until the Tax Court case is resolved. For tax years 2005 through 2006, the legacy JHHLLC group is currently in appeals. Tax years 2007 through 2009 are currently under examination by the IRS.

The Company recognizes interest accrued related to unrecognized tax benefits in interest and penalties expense in other selling, general, and administrative expenses on the statement of comprehensive income. During the year ended December 31, 2012, the Company did not have any such interest expense.

5. Net Capital

Pursuant to the net capital provisions of Rule 15c3-1(a)(ii) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined. The amount of net capital may fluctuate on a daily basis. At December 31, 2012 the Company had net capital, as defined, of $8,812,000. The minimum net capital requirement at December 31, 2012 was $250,000.

Also according to Rule 15c3-1, the Company is prohibited from withdrawing equity capital if such withdrawal would cause the Company's aggregate indebtedness to net capital to exceed 10 times its net capital; its net capital to fall below 120 percent of its minimum dollar requirement; or net capital to be less than 25 percent of haircuts used in calculating net capital. This limitation includes withdrawals in the form of distributions, as well as unsecured loans or advances to the member, employees, or affiliates.

6. Employee Benefit Plans

All full-time employees of the Company may participate in the benefits program sponsored by JHUSA. The Company is charged 18.33% of eligible salaries which covers numerous payroll and benefit related expenses. The aforementioned expense charge is standard throughout the John Hancock complex and covers the following: payroll taxes, group life insurance, long-term disability, AD&D, non-qualified deferred compensation, Global Share Ownership Program (GSOP), and 401(k) matching contributions. In 2012, the benefit program charge to the Company was $1,214,000 which is included in other selling, general and administrative expenses in the statement of comprehensive income.

All full time employees of the Company participate in either a defined benefit pension plan (the "Plan"), or a defined contribution plan sponsored by MIC. On January 1, 2002, the Plan was converted to a cash balance plan. Information reflecting the components of net periodic pension cost, the actuarial present value of the benefit obligations and the funded status attributable to the Company's employees is not segregated within the Plan.

The Company participated in MIC's non-qualified pension plan (the "Non-Qualified Plan") for the period ended December 31, 2012. The Non-Qualified Plan is unfunded and provides certain employees with defined pension benefits in excess of limits imposed by the Federal tax law. Effective December 31, 2010 the sponsorship of the Non-Qualified Plan was transferred from JHUSA to MIC. As a result, for the year ended December 31, 2012, MIC allocated no pension expense to the Company for the Non-Qualified Plan. Information reflecting the components of net periodic pension cost, attributable to the Company is not segregated within the Non-Qualified Plan.

The Company participated in a defined benefit post-retirement plan (the "Post-Retirement Plan") sponsored by MIC that provides medical, dental, and life insurance benefits to employees with more than 15 years of service. The Post-Retirement Plan is unfunded. Effective December 31, 2010 the sponsorship of the Post-Retirement Plan was transferred from JHUSA to MIC. As a result, for the year ended December 31, 2012, MIC allocated no post-retirement expense to the Company for the Post-Retirement Plan. Information reflecting the components of net periodic post-retirement benefit cost and the actuarial present value of the benefit obligations attributable to the Company's employees is not segregated within the Post-Retirement Plan.

Employees of the Company can immediately participate in a defined contribution plan, the Investment-Incentive Plan for John Hancock Employees. A participant may make basic pre-tax or Roth contributions of 1% to 4% of eligible compensation by means of regular payroll deductions. The Company matches 100% of the participant's basic pre-tax or Roth contributions.

6. Employee Benefit Plans (continued)

The Company has made elective matching contributions of up to 4% of the elective deferrals of each participant for the year ended December 31, 2012 which is included in other selling, general and administrative expenses in the statement of comprehensive income. The cost of these matching contributions to the Company is included in the aforementioned 18.33% of eligible salaries charged by JHUSA.

The Company offers post employment benefits related to severance, disability, life insurance, and healthcare to be paid for inactive former employees. Effective December 31, 2010 the sponsorship of the post employment benefits was transferred from JHUSA to MIC. As a result, there was no liability recognized in the financial statements as of December 31, 2012.

Through April 28, 2004, certain employees of the Company also were eligible to participate in the John Hancock 1999 Long-Term Stock Incentive Plan, under which shares and options to purchase shares of Manulife common stock are granted. The exercise price of options is equal to fair market value at the date of the grant. As a result of the merger with Manulife, all unvested stock options, as of the date of the announcement of the merger on September 28, 2003, vested immediately prior to the closing date and were exchanged for Manulife options.

Subsequent to the merger, the Company continues to incur compensation expense related to stock compensation issued by Manulife. For the year ended December 31, 2012, the Company was allocated compensation expense of $20,000, a non cash share-based payment, as the result of stock or option grants under the plan which is included in other selling, general and administrative expenses in the statement of comprehensive income.

Since January 1, 2006, employees of the Company have participated in the Global Stock Ownership Plan ("GSOP"). Under GSOP, employees can purchase shares of Manulife common stock through Manulife and receive a 25% matching contribution up to certain dollar limits. The Company has made elective matching contributions for each participant for the year ended December 31, 2012 which is included in other selling, general and administrative expenses in the statement of comprehensive income.

7. Contingencies

The Company is involved in certain legal proceedings that arise in the normal course of business. Management believes the outcome of any pending litigation will not have a material adverse effect on the Company. As of December 31, 2012 the Company has a legal settlement provision

7. Contingencies (continued)

of $260,000 which is included in accounts payable and accrued expenses on the statement of financial condition. Separately, the Company has a legal expense provision of $84,000 due to legal expenses incurred not yet billed. The company's total legal contingency as of December 31, 2012 is $344,000.

Management became aware of unapproved activities involving a former representative in mid 2012. On January 18, 2013, the former Signator representative was permanently barred from association with any FINRA member firm as a result of his refusal to appear and provide testimony in an investigation by FINRA into allegations that he misappropriated funds from a firm customer and conducted undisclosed outside business activities through which he sold unregistered securities products. The Company is responding to a number of regulatory and client inquiries regarding this representative. Of the $260,000 legal settlement provision, $250,000 is related to this representative.

The Company is inherently subject to regulatory risk in that a change in laws and regulations could impact aspects of the Company's business. A change in laws or regulations effected by the Securities and Exchange Commission or FINRA may increase operating costs, reduce the attractiveness of certain investments, and/or change the competitive landscape.

In the normal course of business, the Company's activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute customer transactions. Such transactions may expose the Company and the clearing broker-dealer to off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. Management believes the risk of default by customers will not have a material adverse effect on the Company.

The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

8. Subsequent Events

Events occurring through February 27, 2013 have been considered for purposes of both accrual and disclosure as required by the accounting pronouncements addressing events subsequent to the statement of financial condition date.

Supplementary Information

Signator Investors, Inc.

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012
(In thousands)

COMPUTATION OF NET CAPITAL		
Total ownership equity (from statement of financial condition)	$	10,647
Deductions and/or charges:		
Nonallowable assets:		
12b-1 fees receivable in excess of 12b-1 fees payable		107
Advisory fees receivable in excess of related fees payable		292
Due from affiliated companies		76
Prepaid expenses, deferred income taxes, and other		989
Securities not readily marketable		7
Unsecured debits		11
Total nonallowable assets		1,482
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		9,165
Haircuts on securities		353
NET CAPITAL	$	8,812
COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT		
Minimum net capital required (2% of aggregate debit items pursuant to Rule 15c3-3)	$	–
Minimum dollar net capital requirement	$	250
Net capital requirement (greater of above amounts)	$	250
Excess net capital over requirement	$	8,562

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012):		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	*$*	*8,781*
Audit adjustments to record additional revenues and expenses		*40*
Audit adjustments to non allow assets per SEA Rule 15c3-1		*(9)*
Net capital per above	*$*	*8,812*

Signator Investors, Inc.

Schedule II– Statement Pursuant SEC Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company is exempt from Rule 15c3-3 under the provision of paragraph (k)(2)(ii) of the Rule at December 31, 2012.

Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP
200 Clarendon Street
Boston, Massachusetts 02116-5072

Tel: + 1 617 266 2000
Fax: + 1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Signator Investors, Inc.

In planning and performing our audit of the financial statements of Signator Investors, Inc. (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company including any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA) and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 27, 2013

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

The Board of Directors and Management of Signator Investors, Inc:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Signator Investors, Inc, the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Signator Investors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Signator Investors, Inc.'s management is responsible for Signator Investors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in management's general ledger and cash wire system.

   Procedure completed without exception.

2. Compared the amounts reported on management's SIPC revenue breakdown worksheet derived from the FOCUS reports and amended FOCUS reports for the fiscal period from January 1, 2012 through December 31, 2012 with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2012 through December 31, 2012 covered by the Form SIPC-7.

   Procedure completed without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers included as part of management's SIPC revenue breakdown worksheet.

   Procedure completed without exception.

Ernst & Young

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Procedure completed without exception.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2012. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2013

Ernst & Young LLP

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